EXHIBIT 99.3

VICINITY MOTOR CORP.

(Formerly GRANDE WEST TRANSPORTATION GROUP INC.)

Management Discussion and Analysis

For the year ended December 31, 2021

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s audited consolidated financial statements for the year ended December 31, 2021, (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Report Standards (“IFRS”). This MD&A has been prepared as of March 29, 2022. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

Fourth Quarter and Subsequent Highlights

●	During the fourth quarter of 2021, the Company changed the presentation currency from Canadian dollars to US dollars. All numbers in this MD&A are expressed in thousands of US dollars unless otherwise noted.

●	Secured order backlog exceeding C$100 million, including orders for over 250 VMC 1200 EV trucks from Canadian automotive dealers in British Columbia and Ontario.

●	Signed a 10-year licensing agreement to serve as the exclusive North American and European distributor for Optimal-EV, a developer and manufacturer in the low-floor electric shuttle bus and electric delivery truck segments.

●	Agreement enables access to $30 million in orders for the Optimal E1 and S1 products.

●	Announced strategic collaboration agreement with EAVX, a business unit of commercial body builder JB Poindexter, to sell Vicinity’s proprietary electric chassis for upfitting into next-generation municipal and delivery vehicles.

●	Fortified the balance sheet through a C$10.3 million debt financing, a $17.0 million underwritten public offering of common shares supplementing the year end cash position of $4.4 million and Vicinity’s undrawn C$20.0 million revolving credit facility.

●	Subsequent to December 31, 2021, the Company was awarded a C$2.6 million non-repayable grant from a Canadian government foundation.

●	Revenue for the three months ended December 31, 2021 of $2,330 compared to $3,471 for the three months ended December 31, 2020

●	Net loss for the three months ended December 31, 2021 of $4,782 compared to net loss of $410 for the three months ended December 31, 2020

●	Adjusted EBITDA loss for the three months ended December 31, 2021 of $2,192 compared to an adjusted EBITDA of $173 for the three months ended December 31, 2020 (see “Non-GAAP and Other Financial Measures”)

●	Deliveries of 12 Vicinity buses, eight of which were sold from the Company’s lease pool and excluded from revenue, for the three months ended December 31, 2021, compared to six for the three months ended December 31, 2020

●	Revenue of $41,708 for the year ended December 31, 2021 compared to $19,554 for the year ended December 31, 2020

●	Adjusted EBITDA loss of $2,666 for the year ended December 31, 2021 compared to an adjusted EBITDA loss of $1,612 for the year ended December 31, 2020 (see “Non-GAAP and Other Financial Measures”)

●	Net loss of $7,323 for the year ended December 31, 2021 compared to a net loss of $3,236 for the year ended December 31, 2020

●	Deliveries of 131 Vicinity buses for the year ended December 31, 2021 compared to 55 buses delivered for the year ended December 31, 2020

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The Company reports results for the three months ended December 31, 2021 of 12 Vicinity buses delivered, revenue of $2,330, net loss of $4,782 and gross margin loss of $316 which was (14%) of revenue. Eight of the 12 buses sold during the fourth quarter of 2021 were sold from the lease pool and excluded from revenue. Results for the fourth quarter of 2020 were six buses delivered, revenue (see “Non-GAAP and Other Financial Measures”) of $3,471, net loss of $410 and gross margin of $1,711, which was 49% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2021 was negatively affected by the loss on disposal of $487 on eight buses sold from the Company’s lease pool and the low volume of buses sold. The lease pool buses had previously generated revenue in their years of service exceeding their actual cost to Vicinity. The revenue and gross margin for the three months ended December 31, 2020 were positively affected by $520 for the recognition of deferred revenue from the re-evaluation of a 2017 contract.

The Company reports results for the year ended December 31, 2021 of 131 Vicinity buses delivered, revenue of $41,708, net loss of $7,323 and gross margin of $4,235. Results for the year ended December 31, 2020 were 55 buses delivered, revenue of $19,554, net loss of $3,236 and gross margin of $2,577.

Gross margin for the year ended December 31, 2021 was 10% of revenue (see “Non-GAAP and Other Financial Measures”) compared to 13% of revenue in 2020 (see “Non-GAAP and Other Financial Measures”). Margins for 2021 were negatively affected by sales mix. In 2021, 22 buses were sold at below normal margins due to additional manufacturing costs related to supply chain shortages, higher shipping costs, and COVID related travel restrictions. Additionally, the Company incurred a loss on disposal, included in cost of sales, of $542 on nine buses sold from its lease pool. The lease pool buses had previously generated revenue in their years of service exceeding their actual cost to Vicinity. Margins beyond 2021 are expected to be more in line with historical margins realized in 2018 and 2019, with the exception of some introductory pricing for new EV products.

Adjusted EBITDA for the year ended December 31, 2021 was ($2,666) compared to ($1,612) for the year ended December 31, 2020. Gross margin increased by $1,658 in the year ended December 31, 2021, when compared to the prior year but was offset by higher selling, general, and administrative costs mainly related to an increase in salaries, marketing, and travel as VMC ramps up for the next period of growth and forecasted increased volumes.

Business Overview

Corporate Update

“The fourth quarter of 2021 and subsequent period was marked by continued order momentum across our expanding product portfolio – combined with multiple strategic partnerships and agreements to expand our breadth and depth as a truly global company,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “While revenues from our transit bus business are at times irregular and see some periods of lower deliveries, our foundation building in 2021 has positioned us to deliver a material increase in revenue for 2022 with a current backlog in sales orders of over C$100 million. This is a significant accomplishment made possible through our tier-1 strategic partnerships and the continued expansion of our all-electric product line, which has positioned Vicinity as an emerging leader in the EV transit vehicle sector. The highly successful rollout of our VMC 1200 EV truck, for which we already have over 250 orders from several dealers across Canada, will help to smooth the inherently fluctuating revenues from our transit bus business.

“We ended the year with a fortified balance sheet to support our growth initiatives, supplementing our C$20 million line of credit with strategic financings to support our product line expansion and construction of our ‘Buy-America’ compliant U.S. assembly facility in Ferndale, Washington. In a challenging environment over 2021, we have continued to create additional long-term value for fellow shareholders,” concluded Trainer.

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Recent Developments

In February of 2021, the Company announced the addition of new U.S. distributor, ABC Companies, a provider of motorcoach, transit and specialty passenger transport equipment in the USA and Canada. This partnership will allow Vicinity to continue to expand its product portfolio aggressively into the U.S. market including its EV products where ABC has a well-established sales, parts and service network.

In February of 2021, the State of New Mexico selected Vicinity buses for a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In March of 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer.

In March of 2021, the Company changed its name from Grande West Transportation Group to Vicinity Motor Corp. Concurrent with this, the Company completed a 3:1 share consolidation in preparation for its Nasdaq listing.

In March of 2021, the Company announced an order for 10 Vicinity Lightning™ EV buses with delivery dates that were originally expected in 2021 but have been moved to 2022 due to pandemic related supply chain disruptions experienced in the industry.

In April of 2021, the State of Washington selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In April of 2021, the Company announced a new purchase order for 15 CNG buses from B.C. Transit.

In April of 2021, the Company announced a strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, expected to provide increased performance and extended range.

In April of 2021, the Company announced a new purchase order of 4 Vicinity™ buses for a total value of over C$1.6 million from the County of Simcoe in Ontario, Canada.

In June of 2021, the Company announced the entry into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lb GVWR rating, with initial deliveries expected to begin in 2022.

In June of 2021, the Company announced receiving approval for a grant of $300 from the State of Washington’s Economic Development Strategic Reserve Fund (SRF) to assist Vicinity in building its new assembly facility in Ferndale, Washington.

In June of 2021, the Company received an initial order for 14 Vicinity Lightning™ EV buses valued at over C$6.0 million from Calgary Transit, the City of Calgary’s transit authority with the option to purchase supplemental vehicles over a five year period.

In June of 2021, the Company announced a partnership with Danfoss Editron, a business division of Danfoss, to utilize its drivetrain systems in the medium duty fully electric Vicinity Lightning™ EV bus.

In June of 2021, the Company received an order of three Clean-Diesel Vicinity™ Classic buses from Québec Private Transit Operator Le Groupe Transbus.

In July of 2021, the Company commenced trading of the Company’s common shares on the Nasdaq Capital Market under the symbol “VEV” to help elevate the Company’s public profile, expand its shareholder base, improve liquidity and enhance shareholder value.

In July of 2021, the Company received its initial order for 10 VMC 1200 Class 3 fully electric trucks from a private operator in British Columbia valued at over C$1.0 million.

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In July of 2021, VMC was awarded authorization from MBTA on behalf of the largest state transit association in the U.S., the California Association for Coordinated Transportation (“CALACT”), for consortium members to select Vicinity buses in a statewide purchasing contract that gives State transit agencies authority to purchase “Buy America” compliant buses directly from the Company’s diverse portfolio through its distribution partner ABC Companies.

In August of 2021, VMC entered in an equity distribution agreement whereby the Company may, at its discretion and from-time-to-time, sell up to $50 million of common shares using “at-the-market” distributions. Up to December 31, 2021, the Company issued 71,837 common shares at prices ranging from $5.43 to $5.61 per share for net proceeds of $562 through this program. Subsequent to December 31, 2021, the Company issued 302,555 common shares at prices ranging from $3.07 to $3.79 per share for net proceeds of $988 through this program.

In September of 2021, the Company announced the receipt of over C$15.5 million in new purchase orders from three Québec, Canada transit operators for a total of 38 Vicinity™ Classic buses. Pursuant to the terms of the supply agreements, Robert Paquette Autobus et Fils Inc. ordered 18, Transcobec (1987) Inc. ordered 11, and Autobus Yves Seguin et Fils Inc. ordered 9 Vicinity™ Classic buses, which will all be in service with Canadian public transit agency EXO. The Vicinity™ will be serving the cities of Oka, St-Joseph-du-Lac, Pointe-Calumet, Sainte-Marthe-sur-le-Lac, Doux-Montagnes, Saint-Eustache, Boisbriand, Sainte-Thérèse, Blainville, Rosemère, Bois-de-Fillions, Saint-Jérôme, and Sainte-Anne-des-Plaines. These orders are for delivery in 2022 and join the current operating fleet of 79 Vicinity™ buses in the Province of Quebec.

In September of 2021, the Company announced it has partnered with Aereus Technologies to offer its CuVerro Shield™ technology – a permanent antimicrobial treatment option for high-touch areas of Vicinity vehicles.

In October of 2021, the Corporation announced that it has entered into a strategic collaboration agreement with the JB Poindexter business unit, EAVX. This collaboration will integrate EAVX bodies with the existing Vicinity electric bus and truck motor chassis.

In October of 2021, the Company announced that it entered into a Sales and Marketing Agreement with Optimal Electric Vehicles, LLC, to distribute and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for a license fee of US$20 million. As a result, VMC is the exclusive sales and marketing agent for these product lines. VMC will share in the profits of every sale of licensed Optimal-EV products based on agreed upon calculations with amounts varying depending on the type of transaction.

In October of 2021, VMC announced the closing of a US$17 million public offering. The Company issued 3,990,610 common shares at US$4.26 per share. In connection with the offering, the Company issued 1,995,304 warrants with an exercise price of US$5.10 per common share. The net proceeds, after considering issuance costs, were approximately US$15.5 million with the intended use of proceeds meant to fund the license fee for the Optimal-EV products.

In November of 2021, VMC announced receiving a C$19 million order for over 150 VMC Optimal E1 electric chassis from Olathe Fleet Solutions.

In January of 2022, VMC announced an order for eight Vicinity Classic buses to First Transit to be used in Yellowknife, Canada for delivery in 2022.

In January of 2022, VMC announced a supply agreement with Proterra Inc. to provide VMC with commercial batteries through 2024 for over 600 expected Vicinity commercial electric vehicles. Proterra battery systems will power the Vicinity Lightning EV buses and chassis with the potential to support Vicinity’s next-generation heavy-duty electric transit buses as well as EV trucks.

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In January of 2022, VMC announced receiving an order for 100 VMC 1200 EV trucks from the Pioneer Group with delivery to begin in 2022. The Pioneer Group has been appointed to act as VMCs exclusive dealer in the province of British Columbia, Canada.

In February of 2022, VMC announced receiving orders for 50 VMC 1200 EV trucks from Skydome Auto and Truck Centre with deliveries expected to begin in the second quarter of 2022. Skydome will be the exclusive dealer for VMC 1200 EV trucks in the city of Brampton in Ontario Canada.

In February of 2022, the Company announced receiving a grant of C$2.57 million from Sustainable Development Technology Canada (“SDTC”), a foundation created by the Canadian federal government, to be used in the development of zero-emission transit vehicles. The non-repayable grant from SDTC will help VMC introduce its all-electric, true low-floor wheelchair-accessible (fully ADA compliant), mid-sized, medium-duty bus and will be used to support the production of the Calgary Transit buses and electrification efforts.

In February of 2022, the Company announced an order for 100 VMC 1200 EV trucks from Paradigm Automotive. The Company also announced that its backlog exceeds C$100 million.

In March of 2022, VMC announced an order for five VMC Optimal E1 chassis through Olathe Fleet solutions.

In March of 2022, VMC announced an expansion of its strategic US distribution agreement with ABC Companies to include distribution of all VMC products to 18 states covering key population centers across the USA. In conjunction with the agreement, ABC has contracted to order 18 VMC Optimal S1 shuttle buses and 3 Vicinity Classic buses for delivery in 2022.

In March of 2022, VMC announced the signing of a US distribution agreement with DATTCO Inc., a U.S. full-service passenger transportation company, to distribute Vicinity vehicles within the Northeastern United States throughout New England. In conjunction with the agreement, DATTCO has placed an initial order valued at over $2 million for Vicinity Lightning™ EV and Classic transit buses and Optimal-EV S1 paratransit electric low-floor shuttle busses.

In March of 2022, the Company issued 4,444,445 units, consisting of one common share and one warrant per unit, at $2.70 per unit for gross proceeds of $12,000 through a registered public offering. The warrants have a six month hold, expire three years after the initial exercise date, and have an exercise price of $3.36 per common share.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates.

Management is monitoring the situation very closely and continues to evaluate the impact the virus may have on the Company's current delivery schedule. Some expected sales to private operators were delayed as a result of the pandemic. Sales orders from customers slowed after March of 2020 for the remainder of the year, which affected deliveries for the last half of 2021. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due to COVID-19, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 for future deliveries. The Company's manufacturing partners overseas are operating and currently producing to meet the Company's needs. Our U.S. manufacturing partner temporarily idled operations and travel between Canada and the U.S was severely limited further affecting our U.S. production. Although deliveries may be delayed, the purchase orders are firm and will be delivered when product is made available. Our U.S. production facility is expected to be complete during the second quarter of 2022, which will reduce the exposure to disruptions from partnerships in the U.S. going forward.

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Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company received $0.4 million in aid during the year ended December 31, 2020 which was recognized as a decrease in salary expenses in SG&A and cost of sales.

William Trainer, President and CEO of Vicinity stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges in 2021 from the COVID-19 pandemic, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

Delays due to COVID-19 have negatively affected sales and deliveries in 2021 and into 2022. We are maintaining our strong leadership position in our market segment in Canada, and we continue to make progress in the U.S. market. We were able to deliver our most recent forecast of over 130 buses during 2021 with the last half of 2021 being negatively affected by the reduced order activity experienced across the industry during the first nine months of the pandemic. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies, including delays in the availability of certain components which have negatively affected deliveries originally planned for 2021. These conditions continue into 2022 and may cause disruptions in the availability of components and expected delivery times for existing orders. Order activity for deliveries in 2022 and beyond remains strong across all Vicinity product lines, including the Vicinity Lightning™ EV, the newly announced VMC 1200 Class 3 EV trucks, and both VMC Optimal EV products. Our collaboration agreement with the JB Poindexter group, though EAVX, is also expected to create significant demand for our chassis and VMC 1200 EV product lines in the near future.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued through 2021 in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which included $12.3 billion for transit programs through 2021. The government is currently working on the successor to the FAST Act which includes significant spending for transit capital purchases. The Infrastructure Investment and Jobs Act, passed in November of 2021, includes proposals for investments to modernize existing transit systems, fund replacement of diesel transit vehicles, and invest billions into the EV market. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program.

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In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget for 2021 includes $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways. Our first Vicinity Lightning™ EV buses will be delivered in 2022. Our Vicinity Optimal EV products and the Vicinity 1200 EV truck are available immediately to fill high volume demands for the low floor EV cutaway and electric truck markets.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact in 2022 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

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Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended December 31, 2021	3 months ended December 31, 2020 (Restated)	Year ended December 31, 2021	Year ended December 31, 2020 (Restated)
(US dollars in thousands - unaudited)	$	$	$	$
Net Comprehensive loss	(4,782)	(410)	(7,323)	(3,236)
Add back
Stock based compensation	311	439	1,353	738
Interest	509	127	716	545
Foreign exchange loss (gain)	270	(325)	341	(548)
Loss on disposal	487	76	542	76
Income tax expense	442	75	464	76
Amortization	571	191	1,241	737
Adjusted EBITDA	(2,192)	173	(2,666)	(1,612)

Figures for 2020 have been restated in USD to reflect the change in the Company’s presentation currency.

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Year ended December 31, 2021	Year ended December 31, 2020 (Restated)
(US dollars in thousands - unaudited)	$	$
Current Assets	20,806	32,068
Current Liabilities	19,401	18,957

Working Capital	1,405	13,111

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Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross margin divided by revenue expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q4 2021 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)	Q1 2021 $ (Restated)	Q4 2020 $ (Restated)	Q3 2020 $ (Restated)	Q2 2020 $ (Restated)	Q1 2020 $ (Restated)
Revenue	2,330	2,324	15,518	21,536	3,471	6,736	6,409	2,937
Gross margin	(316)	(577)	1,716	3,412	1,711	431	368	67
Net (loss) income	(4,782)	(3,798)	(344)	1,601	(410)	(978)	(562)	(1,285)
Basic earnings (loss) per share(1)	(0.14)	(0.13)	(0.01)	0.06	(0.02)	(0.04)	(0.02)	(0.05)
Diluted earnings (loss) per share(1)	(0.14)	(0.13)	(0.01)	0.05	(0.02)	(0.04)	(0.02)	(0.05)

Cash and cash equivalents	4,402	3,890	8,237	1,365	1,008	964	323	2,086
Working capital	1,405	12,846	19,682	16,522	13,111	7,536	7,932	7,926
Total assets	53,993	30,463	34,185	37,953	36,943	24,522	28,387	23,011
Non-current financial liabilities	347	586	780	737	419	1,251	1,193	1,094

(1) Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Company’s presentation currency.

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

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Three Months Ended December 31, 2021 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $ (Restated)

Revenue	2,330	3,471
Gross margin	(316)	1,711
Net loss	(4,782)	(410)
Basic and diluted earnings (loss) per share(2)	(0.14)	(0.02)

(2) Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Figures for 2020 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

Revenue for the three months ended December 31, 2021 was $2,330 compared to $3,471 for the three months ended December 31, 2020, representing a 33% decrease. This represented four deliveries versus six deliveries in the previous period. The revenue for 2020 was positively affected by $520 for the recognition that the Company no longer has the obligation or intent to deliver 3 out of 8 future buses recorded in deferred revenue from a 2017 contract.

Gross Margin

Gross margin for bus sales and other revenue for the three months ended December 31, 2021 was a loss of $316 or (14%) of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended December 31, 2020, which had a gross margin of $1,711 or 49% of revenue (see “Non-GAAP and Other Financial Measures”). The margin in the fourth quarter of 2021 was negatively affected by a loss on disposal of $487 on eight buses sold from the Company’s lease pool included in cost of sales and the low volume of buses sold. The buses sold at a loss had previously been leased to customers and have generated revenue in their years of service in excess of their actual cost to Vicinity. The margin in the fourth quarter of 2020 was positively affected by the reassessment of manufacturing costs from a supplier and a change in estimated liability for a deferred revenue contract from 2017 for delivery of future buses. The net increase in gross margin for these items in the fourth quarter of 2020 was approximately $1,093.

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Year Ended December 31, 2021 Earnings Review

(Canadian dollars in thousands, except earnings per share - unaudited)	Year ended December 31, 2021 $	Year ended December 31, 2020 $ (Restated)

Revenue	41,708	19,554
Gross margin	4,235	2,577
Net income (loss)	(7,323)	(3,236)
Basic and diluted earnings (loss) per share(1)	(0.24)	(0.13)

(1) Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1       share consolidation effective March 29, 2021.

Figures for 2020 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

During the year ended December 31, 2021, the Company sold 122 Vicinity buses compared to the year ended December 31, 2020 where the Company sold 55 Vicinity buses. Sales from the lease pool are excluded from revenue. Revenue from bus sales was $38,197 for the year ended December 31, 2021 compared to $16,247 for the year ended December 31, 2020. Average sales price per bus varies with customers and product mix. Revenue from the sales of parts and other sources was $3,511 for the year ended December 31, 2021 compared to $3,307 for the year ended December 31, 2020.

Gross Margin

Gross margin increased by $1,658 in the year ended December 31, 2021, when compared to the prior year. Gross margin for the year ended December 31, 2021 was $4,235 or 10% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the year ended December 31, 2020, which had a gross margin of $2,577 or 13% of revenue (see “Non-GAAP and Other Financial Measures”). Gross margin decreased as a percentage of sales in 2021 mainly due to product mix and a loss on disposal of $542 on nine buses sold from the lease pool in 2021. In 2021, 22 buses were sold at below normal margins due to additional manufacturing costs related to supply chain disruptions, increased shipping costs, and COVID related travel restrictions. Additionally margins on parts decreased by 8% in 2021 due to increased freight rates and global supply chain challenges.

Net Income (Loss)

Net loss for the year ended December 31, 2021 was $7,323 compared to the net loss for the year ended December 31, 2020 of $3,236. The increase in net loss is the result of an increase in selling, general and administrative expenses, share based compensation, and depreciation from 2020 to 2021.

Selling general, and administrative costs increased by $3.3 million from 2020 to 2021. In 2021 the headcount has been increased as the Company ramps up for the next period of growth and forecasted increased sales volume. Government subsidies for salaries that were received in 2020 were not repeated in 2021. There were also increased travel and marketing expenses in 2021 as COVID restrictions began to lift.

Share based compensation increased by $615 in 2021 compared to 2020 as more directors chose to receive their fees in deferred share units and with awards being granted to employees with higher stock prices.

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Depreciation increased by $504 in 2021 compared to 2020 due to the Optimal licence purchased during the year.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	December 31, 2021 $	December 31, 2020 $ (Restated)

Cash and cash equivalents	4,402	1,008
Working capital	1,405	13,111
Total assets	53,993	36,943
Non-current financial liabilities	347	419

Vicinity has working capital of $1,405 as of December 31, 2021 compared to working capital at December 31, 2020 of $13,111. Working capital has decreased mainly due to increased development costs for new products and fixed asset purchases as the Company builds its new manufacturing facility in Ferndale, Washington, USA. Vicinity had a cash and cash equivalents balance of $4,402 as at December 31, 2021 compared to $1,008 as at December 31, 2020.

Cash provided in operating activities during the year ended December 31, 2021 was $3,594 compared to cash used of $5,699 during the year ended December 31, 2020. The increase of $9,293 from the previous year was mainly due to the sale of existing inventory and the change in non-cash working capital items.

As at December 31, 2021, investing activities used cash of $23,120 compared to the year ended December 31, 2020, where investing activities used cash of $879. The increase of $22,241 from the previous year was from the purchase of sales and marketing license from Optimal, development of new product lines, and the building of the Company’s new manufacturing facility in Ferndale, Washington.

As at December 31, 2021, financing activities provided cash of $22,945 compared to the year ended December 31, 2020, where financing activities provided cash of $6,916. Proceeds from warrant exercises and a private placement in 2021 resulted in an increase of cash provided of $15,388 compared to 2020.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans, deferred consideration, lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as a level 2 within the hierarchy.

Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement, this instrument was classified as a level 3 within the hierarchy.

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interests.

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Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the interest rate and credit risk, the Company places these instruments with high credit quality financial institutions located in Canada and the United States.

Currency Risk

On October 6, 2021, the functional currency of the Company’s parent, Vicinity Motor Corp. changed from Canadian dollars to US dollars as financing for operations are now raised in US dollars.

The Company is exposed to foreign currency risk because the Company’s parent and US operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by the Company’s parent and US operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Company’s Canadian operation has a functional currency of Canadian dollars and incurs a portion of their operating expenses in US dollars.

Whenever possible the Company tries to match US dollar revenue and cash flows to US dollar expenses and Canadian dollar revenue and cash flows to Canadian dollar expenses to minimize exposure to fluctuations in exchange rates.

At December 31, 2021, the Company had cash of $115, accounts receivable of $1,896 and accounts payable of $4,904, which were denominated in US dollars for its entity with CAD functional currency.

At December 31, 2021, the Company had cash of C$3,964, accounts receivable of C$234 and accounts payable of C$376, which were denominated in Canadian dollars for its entities with USD functional currency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2020
Accounts payable	7,517	(7,915)	(7,915)	—	—	—
Current debt facilities	7,143	(8,774)	(8,774)	—	—	—
Other long-term liabilities	226	(230)	(137)	(49)	(15)	(29)
Total	14,886	(16,919)	(16,826)	(49)	(15)	(29)

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Sensitivity analysis

The Company’s borrowing under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2021 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Company has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2021 would have had on the Company.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about our exposure to currency risk:

		2021
		$
Net Canadian dollar monetary asset (liability)	CAD thousands	3,822
Net US dollar monetary asset (liability)	USD thousands	(2,893)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $591.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 10 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

Refer to note disclosure in the financial statements (Note 22).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

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Transactions with Related Parties

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Salaries and Benefits	$1,572	$959
Non-executive directors’ fees	—	15
Share based payments	869	554
	$2,441	$1,528

During the year ended December 31, 2021 the Company paid $191 in lease payments to a company owned by a director. $179 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2020 the Company paid $159 in lease payments to a company owned by a director. $160 was recognized as depreciation and interest expense on the lease.

Balances with key management and other related parties are:

As at December 31, 2021, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $1 (December 31, 2020 - $3).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	The determination of provision for warranty cost:

The Company offers warranties on the buses it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

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ii.	Contingent liability estimate:

In the normal course of business, the Company receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Company’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. The Company has accrued for claims where it is probable there will be an outflow of resources. The Company does not believe any of the current unaccrued claims are probable of resulting in an outflow of resources. However, the timing and amount of claims remain uncertain.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020 (Restated)
	$	$
Canada
Bus sales	10,925	12,447
Spare part sales	2,504	2,258
Operating lease revenue	—	162
United States
Bus sales	27,272	3,800
Spare part sales	197	178
Operating lease revenue	810	709
Total	41,708	19,554

During the year ended December 31, 2021, the Company had sales of $26,795 and $4,423 to two end customers representing 64% and 11% of total sales, respectively. During the year ended December 31, 2020, the Company had sales of $11,786 and $2,200 to two end customers representing 60% and 11% of total sales, respectively.

Subsequent Events

On March 28, 2022, the Company issued 4,444,445 units, consisting of one common share and one warrant per unit at $2.70 per unit for gross proceeds of $12,000 through a registered public offering. The warrants have a six month hold, expire three years after the initial exercise date, and have an exercise price of $3.36 per common share.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

39,693,379 common shares

6,985,082 warrants

1,593,324 stock options

170,791 deferred share units

166,000 restricted share units

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